 Exhibit 99.1

JinkoSolar Announces First Quarter 2020 Financial Results

SHANGHAI, June 15, 2020 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the first quarter ended March 31, 2020.

Strategic Business Updates

•	Technological transformation towards high-efficiency portfolio of products now complete - mono wafer production capacity has been fully ramped up to 18GW in April 2020.
•	Sale of two solar power plants with a combined capacity of 155MW in Mexico was closed in March 2020, allowing for the deleveraging of the Company’s balance sheet by US$121.3 million.
•	Leading the industry towards grid parity with the launch of 2020 flagship Tiger Pro module series.
•	Reaffirm 2020 full-year shipment guidance and capacity expansion plan despite a decrease in global demand.
•	Pandemic accelerating removal of outdated capacity in the market providing an opportunity for leading industry players to expand market share.

First Quarter 2020 Operational and Financial Highlights

•	Total solar module shipments were 3,411 megawatts ("MW"), within JinkoSolar’s guidance range of 3.4 GW to 3.7 GW, a decrease of 24.8% from 4,538 MW in the fourth quarter of 2019 and an increase of 12.3% from 3,037 MW in the first quarter of 2019.
•	Total revenues were RMB8.48 billion (US$1.20 billion). Excluding the impact from the disposal of the two solar power plants in Mexico, revenues were RMB7.29 billion (US$1.03 billion) and within JinkoSolar’s guidance range of US$1.00 billion to US$1.08 billion; a decrease of 23.5% from the fourth quarter of 2019 and an increase of 25.1% from the first quarter of 2019.
•	Gross margin was 19.5%. Excluding the impact from the disposal of two solar power plants in Mexico, gross margin was 19.7%, within JinkoSolar’s guidance range of 19.0% to 21.0%, compared with 18.2% in the fourth quarter of 2019 and 16.6% in the first quarter of 2019.
•	Income from operations was RMB732.7 million (US$103.5 million). Excluding the impact from the disposal of two solar power plants in Mexico, income from operations was RMB519.5 million (US$73.4 million), compared with RMB594.8 million in the fourth quarter of 2019 and RMB235.7 million in the first quarter of 2019.
•	Net income attributable to the Company’s ordinary shareholders was RMB282.4 million (US$39.9 million) in the first quarter of 2020, compared with RMB369.5 million in the fourth quarter of 2019 and RMB40.2 million in the first quarter of 2019.
•	Diluted earnings per American depositary share ("ADS") were RMB2.67 (US$0.38) in the first quarter of 2020.
•	Non-GAAP net income attributable to the Company's ordinary shareholders in the first quarter of 2020 was RMB227.5 million (US$32.1million), compared with RMB432.2 million in the fourth quarter of 2019 and RMB33.3 million in the first quarter of 2019.
•	Non-GAAP basic and diluted earnings per ADS were RMB5.09 (US$0.72) and RMB4.59 (US$0.65), respectively, in the first quarter of 2020, compared with RMB9.74 for both in the fourth quarter of 2019 and RMB0.85 and RMB0.84, respectively, in the first quarter of 2019.

Mr. Kangping Chen, JinkoSolar's Chief Executive Officer commented, “JinkoSolar continued to outperform during the quarter despite a very challenging global operating environment. Total solar module shipments, total revenue and gross margin were all within our guidance range for the quarter. Module shipments hit a record high 3,411MW during the quarter while total revenues were US$1.03 billion and gross margin was 19.7% if you exclude the impact from the disposal of two solar power plants in Mexico. As one of the world’s leading solar module manufacturers, we have leveraged our deep experience to lead the industry through the pandemic which has allowed us to not only further expand our market share but also create technical standards and develop technological breakthroughs for a variety of products. Our order book for the second quarter and the rest of the year remains strong, and our guidance for total shipments for the full year 2020 remains unchanged at 18 to 20 GW.”

“While we expect global installations to fall by around 25% from last year due to the pandemic, we see a number of growth opportunities in the near-term as the market consolidates. Governments around the world have refocused their attention on energy security and localization, especially after the COVID-19 outbreak. As solar energy continues to race towards grid parity, we expect more countries to implement policies that support solar energy in the post-pandemic era, and at the same time, remove outdated energy capacity, reduce the levelized cost of energy for solar, and accelerate the application of new technologies to drive the deeper penetration of solar energy globally. Smaller, less-competitive manufacturers will gradually exit the market, leaving more opportunities for a few key players to expand their market share worldwide.”

“Technology remains central to strengthening our competitive edge in the market. We recently launched a new Tiger Pro series module with a maximum power output of 580W. The pandemic has actually accelerated the adoption of high-efficiency premium products by downstream partners which is allowing the industry to transition into the 500W ultra-high efficiency era earlier than expected. We continue to lead the industry by developing and launching innovative premium products, leveraging our highly-skilled R&D team, industry-leading research platform and expanding capacity to bring mass-produced cutting-edge products to market.”

“We continue to face a variety of challenges so far during the second quarter of 2020. Despite falling raw material prices, there has been a significant decline in overall global demand, and varying degrees of logistics and project delays in overseas markets. Our teams have been working hard to coordinate production, logistics and sales, while optimizing inventory levels. We continue to arrange shipments of personal protective equipment to our Malaysian and U.S. production facilities and ensure we are doing all we can to care for our employees, clients, suppliers and other business partners during this challenging time.”

First Quarter 2020 Financial Results

Total Revenues

Total revenues in the first quarter of 2020 were RMB8.48 billion (US$1.20 billion). In March 2020, the Company disposed of two solar power plants in Mexico with a combined capacity of 155 MW to an independent third party, and recognized revenue and cost of sales in the amount of RMB1.20 billion (US$169.1 million) and RMB979.7 million (US$138.4 million), respectively. Revenue from the disposal is composed of RMB284.4 million (US$ 40.1 million) in cash consideration and RMB1.29 billion (US$ 182.2 million) in non-cash consideration related to the buyer assuming project debt which was offset by settlement of loan receivables due from the solar power plants in the amount of RMB 376.9 million (US$ 53.2 million). Excluding the impact from the disposal of two solar power plants in Mexico, revenue was RMB7.29 billion (US$1.03 billion), a decrease of 23.5% from RMB9.53 billion in the fourth quarter of 2019 and an increase of 25.1% from RMB5.82 billion in the first quarter of 2019. The sequential decrease was mainly attributable to a decrease in the shipment of solar modules partially due to the delay of module shipments caused by the outbreak of COVID-19. The year-over-year increase was mainly attributable to the increase in shipment of solar modules.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2020 was RMB1.66 billion (US$234.0 million). Excluding the impact from the disposal of two solar power plants in Mexico, gross profit was RMB1.44 billion (US$203.2 million), compared with RMB1.73 billion in the fourth quarter of 2019 and RMB964.3 million in the first quarter of 2019. The sequential decrease was mainly attributable to a decrease in the shipment of solar modules. The year-over-year increase was mainly attributable to (i) an increase in the shipment of solar modules, (ii) an increase in self-produced production volume that is increasingly shifting toward integrated mono-based high-efficiency products capacity, and (iii) the continued reduction of integrated production costs resulting from the Company’s industry-leading integrated cost structure.

Gross margin was 19.5% in the first quarter of 2020. Excluding the impact from the disposal of two solar power plants in Mexico, gross margin was 19.7%, compared with 18.2% in the fourth quarter of 2019 and 16.6% in the first quarter of 2019. The sequential and year-over-year increases were mainly attributable to (i) an increase in self-produced production volume by increasing shift toward integrated mono-based high-efficiency products capacity, and (ii) the continued reduction of integrated production costs resulting from the Company’s industry-leading integrated cost structure.

Income from Operations and Operating Margin

Income from operations in the first quarter of 2020 was RMB732.7 million (US$103.5 million), including RMB213.2 million (US$30.1 million) from the disposal of two solar power plants in Mexico, compared with RMB594.8 million in the fourth quarter of 2019 and RMB235.7 million in the first quarter of 2019. Operating margin was 8.6% in the first quarter of 2020. Excluding the impact from the disposal of two solar power plants in Mexico, operating margin was 7.1%, compared with 6.2% in the fourth quarter of 2019 and 4.0% in the first quarter of 2019.

Total operating expenses in the first quarter of 2020 were RMB924.2 million (US$130.5 million) including RMB4.8 million (US$ 0.7 million) from the disposal of two solar power plants in Mexico, a decrease of 18.6% from RMB1.13 billion in the fourth quarter of 2019 and an increase of 26.8% from RMB728.6 million in the first quarter of 2019. The sequential decease was mainly due to (i) a decrease in shipping cost resulting from a decrease in solar module shipments, (ii) a decrease of impairment loss on property, plant and equipment, and (iii) a reversal of a previous bad debt provision upon cash receipt of RMB52.5 million (USD7.4 million) based on final judgement for the lawsuits with Wuxi Zhongcai. The year-over-year increase was mainly due to an increase in shipping costs.

Total operating expenses accounted for 10.9% of total revenues in the first quarter of 2020. Excluding the impact from the disposal of two solar power plants in Mexico, operating expense accounted for 12.6% of revenues, compared to 11.9% in the fourth quarter of 2019 and 12.5% in the first quarter of 2019. The sequential increase was primarily due to an increase in shipping costs as a percentage of total revenue associated with a higher percentage of shipments to overseas market in the first quarter of 2020.

Interest Expense, Net

Net interest expense in the first quarter of 2020 was RMB108.6 million (US$15.3 million), an increase of 29.6% from RMB83.8 million in the fourth quarter of 2019 and an increase of 13.0% from RMB96.1 million in the first quarter of 2019. The sequential increase was mainly due to an increase in interest expense associated with discounted notes receivables in the first quarter of 2020. The year-over-year increase was mainly due to (i) an increase in borrowings, (ii) the cessation of interest capitalization on certain completed solar projects, and (iii) issuance of additional convertible senior notes in May 2019.

Exchange (Loss)/Gain and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange loss (including change in fair value of foreign exchange derivatives) of RMB106.8 million (US$15.1 million) in the first quarter of 2020, compared to a net exchange gain of RMB77.9 million in the fourth quarter of 2019 and a net exchange loss of RMB62.9 million in the first quarter of 2019. With the rapid increase in overseas orders, the Company increased its foreign currency hedge ratio to hedge against anticipated cash flow denominated in U.S. dollars over the next six months. The Company recorded a loss arising from foreign exchange forward contracts associated with the appreciation of the U.S. dollars against the RMB in the first quarter of 2020.

Change in Fair Value of Interest Rate Swap

The Company entered into Interest Rate Swap agreements with several banks for the purpose of reducing interest rate risk exposure associated with the Company’s overseas solar power projects. The Company recorded a loss arising from change in fair value of interest rate swap of RMB78.9 million (US$11.1 million) in the first quarter of 2020, compared to a gain of RMB24.5 million in the fourth quarter of 2019. The loss was primarily due to a decrease in long-term interest rates in the first quarter of 2020. The Company did not elect to use hedge accounting for any of its derivatives.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 (the “Notes”) in May 2019 and has elected to measure the Notes at fair value. The Company recognized a gain from a change in fair value of the Notes of RMB166.2 million (US$23.5 million) in the first quarter of 2020, compared to a loss of RMB152.7 million in the fourth quarter of 2019. The change was primarily due to a decrease in the Company’s stock price in the first quarter of 2020.

Concurrent with the issuance of the Notes in May 2019, the Company entered into a call option transaction with an affiliate of Credit Suisse Securities (USA) LLC. The Company accounted for the call option transaction as freestanding derivative assets in its consolidated balance sheets, which is marked to market during each reporting period. The Company recorded a loss from a change in fair value of the call option of RMB100.2 million (US$14.1 million) in the first quarter of 2020, compared to a gain of RMB85.6 million in the fourth quarter of 2019. The change was primarily due to a decrease in the Company’s stock price in the first quarter of 2020.

Equity in (Loss)/Gain of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investment using the equity method. The Company also holds a 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as an OEM manufacturer, and accounts for its investments using the equity method. The Company recorded equity in loss of affiliated companies of RMB101.5 million (US$14.3 million) in the first quarter of 2020, compared with a gain of RMB31.8 million in the fourth quarter of 2019 and a loss of RMB23.7 million in the first quarter of 2019. The loss primarily arose from change in fair value of interest rate swap agreements purchased by Sweihan PV Power Company P.J.S.C. due to a decrease in long-term interest rates in the first quarter of 2020. Hedge accounting was not applied for the derivative.

Income Tax (Expenses)/Benefit

The Company recorded an income tax expense of RMB109.5 million (US$15.5 million) in the first quarter of 2020, compared with an income tax expense of RMB221.0 million in the fourth quarter of 2019 and an income tax benefit of RMB4.3 million in the first quarter of 2019. The sequential decrease was mainly because (i) a JinkoSolar’s subsidiary turned a profit in 2019 and utilized corresponding deferred tax assets recognized for tax loss carryforward, and (ii) JinkoSolar’s subsidiaries in U.S. with higher income tax rate generated higher profits in the fourth quarter of 2019 compared to the first quarter of 2020.

Net Income and Earnings per Share

Net income attributable to the Company’s ordinary shareholders was RMB282.4 million (US$39.9 million) in the first quarter of 2020, compared with RMB369.5 million in the fourth quarter of 2019 and RMB40.2 million in the first quarter of 2019.

Basic and diluted earnings per ordinary share were RMB1.58 (US$0.22) and RMB0.67 (US$0.09), respectively, during the first quarter of 2020. This translates into basic and diluted earnings per ADS of RMB6.32 (US$0.89) and RMB2.67 (US$0.38), respectively.

Non-GAAP net income attributable to the Company's ordinary shareholders in the first quarter of 2020 was RMB227.5 million (US$32.1 million), compared with RMB432.2 million in the fourth quarter of 2019 and RMB33.3 million in the first quarter of 2019.

Non-GAAP basic and diluted earnings per ordinary share were RMB1.27 (US$0.18) and RMB1.15 (US$0.16), respectively, during the first quarter of 2020. This translates into non-GAAP basic and diluted earnings per ADS of RMB5.09 (US$0.72) and RMB4.59 (US$0.65), respectively.

Financial Position

As of March 31, 2020, the Company had RMB4.74 billion (US$669.5 million) in cash and cash equivalents and restricted cash, compared with RMB6.23 billion as of December 31, 2019.

As of March 31, 2020, the Company’s accounts receivables due from third parties were RMB5.31 billion (US$750.3 million), compared with RMB5.27 billion as of December 31, 2019.

As of March 31, 2020, the Company’s inventories were RMB7.15 billion (US$1.01 billion), compared with RMB5.82 billion as of December 31, 2019.

As of March 31, 2020, the Company's total interest-bearing debts were RMB12.79 billion (US$1.81 billion), of which RMB1.15 billion (US$162.3 million) was related to the Company’s overseas downstream solar projects, compared with RMB13.41 billion, of which RMB2.05 billion was related to the Company’s overseas downstream solar projects as of December 31, 2019. The decrease of interest-bearing debts was mainly due to the disposal of two solar power plants in Mexico.

First Quarter 2020 Operational Highlights

Solar Module Shipments

Total solar module shipments in the first quarter of 2020 were 3,411 MW.

Solar Products Production Capacity

As of March 31, 2020, the Company's in-house annual mono wafer, solar cell and solar module production capacity was 17.5 GW, 110.6 GW (9.8 GW for PERC cells and 800 MW for N type cells) and 16 GW, respectively.

Operations and Business Outlook

The guidance for total module shipment and capacity expansion of the Company remain unchanged. The Company expects that the COVID-19 outbreak will lead to a significant decrease in global demand, causing the decrease in the market price of solar modules.

Second Quarter and Full Year 2020 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the second quarter of 2020, the Company expects total solar module shipments to be in the range of 4.2 GW to 4.5 GW. Total revenue for the second quarter is expected to be in the range of US$1.10 billion to US$1.18 billion. Gross margin for the first quarter is expected to be between 16% and 18%.

For full year 2020, the Company estimates total solar module shipments to be in the range of 18 GW to 20 GW.

Solar Products Production Capacity

JinkoSolar expects its annual mono wafer, solar cell and solar module production capacity to reach 20.0 GW, 11.0 GW (including 900 MW N-type cells) and 25.0 GW, respectively, by the end of 2020.

Note 1:

In addition to the mono wafer, our multi wafer production capacity was 3.5 GW as of March 31, 2020.

Recent Business Developments

•	In February 2020, JinkoSolar was awarded the “Top Brand PV Europe Seal 2020” by EuPD Research, an internationally recognized research institute, for the second consecutive year.
•	In March 2020, JinkoSolar’s Tiger module hit 1GW in orders during the first three months after its launch.
•	In March 2020, JinkoSolar’s new N-type all black solar panel specifically developed for home installation generate a maximum output of 405 Wp and hit a 21.22% efficiency, enabling homeowners to fit more power capacity on rooftops than ever before.
•	In March 2020, JinkoSolar’s Board of Directors approved a share repurchase program which authorizes the Company to repurchase up to US$100 million of its ordinary shares represented by American depositary shares within twelve months.
•	In March 2020, Mr. Xiande Li, Chairman of JinkoSolar's Board of Directors, completed purchase of 200,000 JinkoSolar’s American depositary shares.
•	In March 2020, JinkoSolar donated one million face masks and other protective equipment items to several countries severely affected by COVID-19 including Italy, Spain, Germany, France, Britain, Switzerland, South Korea, the Netherlands, Austria, Belgium, Turkey, Portugal and Norway.
•	In April 2020, Jinko Solar Australia Holdings Co. Pty Ltd, a subsidiary of JinkoSolar, signed a one-year AUD37 million credit line agreement with the National Australia Bank.
•	In April 2020, JinkoSolar announced favorable developments in patent litigation brought by Hanwha Q CELLS.
•	In May 2020, JinkoSolar officially launched the 2020 flagship Tiger Pro module series.
•	In May 2020, JinkoSolar was ranked as a Top Performer for the sixth consecutive year in the 2020 PV Module Reliability Scorecard published by PV Evolution Labs in partnership with DNV GL.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Monday, June 15, 2020 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3027 6500
U.S. Toll Free:	+1 855-824-5644
Passcode:	55108006#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, June 22, 2020. The dial-in details for the replay are as follows:

International:	+61 2 8325 2405
U.S.:	+1 646 982 0473
Passcode:	319334664#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 17.5 GW for mono wafers, 10.6 GW for solar cells, and 16 GW for solar modules, as of March 31, 2020.

JinkoSolar has over 15,000 employees across its 7 productions facilities globally, 14 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile and Australia, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income, non-GAAP earnings per Share, and non-GAAP earnings per ADS, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation and, convertible senior notes:

•	Non-GAAP net income is adjusted to exclude, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes and call option, exchange (gain)/loss on the convertible senior notes and call option, and stock-based compensation (benefit)/expense; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and
•	Non-GAAP earnings per share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes and call option, exchange gain on the convertible senior notes and call option, and stock-based compensation. As the Non-GAAP net income is adjusted to exclude the change in fair value of call option, the dilutive impact of call option, if any, is also excluded from the denominator for the calculation of Non-GAAP earnings per share and non-GAAP earnings per ADS.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Impact of the Recently Adopted Major Accounting Pronouncement

The Company adopted the update of ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): “Measurement of Credit Losses on Financial Instruments” on January 1, 2020.

Upon adoption of ASC 326 on January 1, 2020, the Company used the modified retrospective transition method through a RMB6.6 million cumulative-effect increase to retained earnings, among which RMB30.9 million was related to the decrease of allowance for accounts receivables-third parties, RMB15.0 million was related to the increase of allowance for accounts receivables- related parties and RMB9.3 million was related to the increase of allowance for other receivables and other current/non-current assets. The adoption of the new guidance did not have a material impact to the Company’s consolidated financial statements.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2020, which was RMB7.0808 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Ripple Zhang
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5183-3105
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-2940
Email: carnell@christensenir.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	March 31, 2019	December 31, 2019	March 31, 2020
	RMB	RMB	RMB	USD
Revenues from third parties	5,677,227	9,528,920	8,431,213	1,190,715

Revenues from related parties	144,821	538	52,710	7,444

Total revenues	5,822,048	9,529,458	8,483,923	1,198,159

Cost of revenues	(4,857,711)	(7,799,733)	(6,827,045)	(964,163)

Gross profit	964,337	1,729,725	1,656,878	233,996

Operating expenses:
Selling and marketing	(459,314)	(632,871)	(613,821)	(86,688)
General and administrative	(191,902)	(342,048)	(238,594)	(33,696)
Research and development	(77,378)	(91,740)	(71,784)	(10,138)
Impairment of long-lived assets	-	(68,262)	-	-
Total operating expenses	(728,594)	(1,134,921)	(924,199)	(130,522)

Income from operations	235,743	594,804	732,679	103,474
Interest expenses, net	(96,110)	(83,826)	(108,613)	(15,339)
Subsidy income	4,741	14,366	5,061	716
Exchange (loss)/gain	(80,980)	(14,003)	10,951	1,547
Change in fair value of interest rate swap	(30,199)	24,466	(78,878)	(11,140)
Change in fair value of foreign exchange derivatives	18,114	91,889	(117,787)	(16,635)
Change in fair value of convertible senior notes and call option	-	(67,119)	65,990	9,320
Other income/(expense), net	7,398	1,432	(2,187)	(309)
Gain on disposal of subsidiaries	-	19,935	-	-
Income before income taxes	58,707	581,944	507,216	71,634
Income tax benefit/(expense)	4,250	(220,993)	(109,520)	(15,467)
Equity in (loss)/gain of affiliated companies	(23,709)	31,780	(101,527)	(14,338)
Net income	39,248	392,731	296,169	41,829
Less: Net (loss)/income attributable to non-controlling interests	(939)	23,225	13,728	1,939
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	40,187	369,506	282,441	39,890

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	0.26	2.08	1.58	0.22
Diluted	0.25	1.67	0.67	0.09

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	1.02	8.32	6.32	0.89
Diluted	1.02	6.68	2.67	0.38

Weighted average ordinary shares outstanding:
Basic	156,888,381	177,524,685	178,743,903	178,743,903
Diluted	158,017,104	171,509,296	198,081,276	198,081,276

Weighted average ADS outstanding:
Basic	39,222,095	44,381,171	44,685,976	44,685,976
Diluted	39,504,276	42,877,324	49,520,319	49,520,319

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	39,248	392,731	296,169	41,829
Other comprehensive income:
-Foreign currency translation adjustments	(17,459)	(21,970)	45,040	6,361
-Change in the instrument-specific credit risk	-	(26,579)	39,202	5,536
Comprehensive income	21,789	344,182	380,411	53,726
Less: Comprehensive (loss)/income attributable to non-controlling interests	(939)	23,225	13,728	1,939
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	22,728	320,957	366,683	51,787

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders	40,187	369,506	282,441	39,890

Change in fair value of convertible senior notes and call option	-	67,119	(65,990)	(9,320)

Net interest expenses of convertible senior notes and call option	-	6,281	6,128	865

Exchange (gain)/loss on convertible senior notes and call option	-	(4,112)	4,664	659

Stock-based compensation (benefit)/expense	(6,924)	(6,630)	249	35

Non-GAAP net income attributable to ordinary shareholders	33,263	432,164	227,492	32,129

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	0.21	2.43	1.27	0.18
Diluted	0.21	2.43	1.15	0.16

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	0.85	9.74	5.09	0.72
Diluted	0.84	9.74	4.59	0.65

Non-GAAP weighted average ordinary shares outstanding
Basic	156,888,381	177,524,685	178,743,903	178,743,903
Diluted	158,017,104	177,524,685	198,081,276	198,081,276

Non-GAAP weighted average ADS outstanding
Basic	39,222,095	44,381,171	44,685,976	44,685,976
Diluted	39,504,276	44,381,171	49,520,319	49,520,319

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2019	March 31, 2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	5,653,854	3,947,853	557,543
Restricted cash	576,546	793,056	112,001
Restricted short-term investments	6,930,502	7,264,341	1,025,921
Accounts receivable, net - related parties	520,504	554,836	78,358
Accounts receivable, net - third parties	5,266,351	5,312,745	750,303
Notes receivable, net - related parties	18,629	18,629	2,631
Notes receivable, net - third parties	1,529,801	1,602,390	226,301
Advances to suppliers, net - third parties	2,522,373	2,280,476	322,065
Inventories, net	5,818,789	7,147,762	1,009,457
Forward contract receivables	52,281	-	-
Prepayments and other current assets, net - related parties	54,318	52,442	7,406
Prepayments and other current assets, net	1,573,482	1,816,529	256,542
Held-for-sale assets	1,170,818	-	-
Total current assets	31,688,248	30,791,059	4,348,528

Non-current assets:
Restricted cash	531,158	643,549	90,886
Accounts receivable, net - third parties	-	28,848	4,074
Project Assets	798,243	818,041	115,529
Long-term investments	278,021	159,710	22,555
Property, plant and equipment, net	10,208,205	10,657,193	1,505,083
Land use rights, net	597,922	668,205	94,369
Intangible assets, net	36,395	37,167	5,249
Financing lease right-of-use assets, net	1,259,713	1,219,385	172,210
Operating lease right-of-use assets, net	317,904	284,722	40,210
Deferred tax assets	271,286	271,286	38,313
Call Option-concurrent with issuance of convertible senior notes	294,178	197,276	27,861
Other assets, net - related parties	96,753	98,048	13,847
Other assets, net - third parties	1,466,692	1,359,510	192,000
Total non-current assets	16,156,470	16,442,940	2,322,186

Total assets	47,844,718	47,233,999	6,670,714

LIABILITIES
Current liabilities:
Accounts payable - related parties	36,310	-	-
Accounts payable - third parties	4,952,630	5,465,796	771,918
Notes payable - third parties	7,518,570	7,489,024	1,057,652
Accrued payroll and welfare expenses	879,465	780,786	110,268
Advances from related parties	749	752	106
Advances from third parties	4,350,380	3,507,328	495,329
Income tax payable	117,422	123,957	17,506
Other payables and accruals	3,055,928	3,195,399	451,279
Other payables due to related parties	13,127	13,381	1,890
Forward contract payables	3,857	90,564	12,790
Financing lease liabilities - current	227,613	243,253	34,354
Operating lease liabilities - current	40,043	38,636	5,456
Short-term borrowings from third parties, including current portion of long-term bank borrowings	9,047,250	9,701,037	1,370,048
Guarantee liabilities to related parties	25,688	23,776	3,358
Held-for-sale liabilities	1,008,196	-	-
Total current liabilities	31,277,228	30,673,689	4,331,954

Non-current liabilities:
Long-term borrowings	1,586,187	1,521,730	214,909
Convertible senior notes	728,216	532,111	75,148
Accrued warranty costs - non current	651,968	671,556	94,842
Financing lease liabilities	583,491	502,334	70,943
Operating lease liabilities	279,534	246,434	34,803
Deferred tax liability	250,734	250,734	35,410
Guarantee liabilities to related parties - non current	46,332	44,409	6,272
Total non-current liabilities	4,126,462	3,769,308	532,327

Total liabilities	35,403,690	34,442,997	4,864,281

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 180,653,497 and 179,430,857 shares issued as of December 31, 2019 and March 31, 2020, respectively)	25	25	4
Additional paid-in capital	4,582,850	4,583,099	647,257
Statutory reserves	689,707	689,707	97,405
Accumulated other comprehensive income	62,952	147,194	20,787
Treasury stock, at cost; 1,723,200 and 2,945,840 ordinary shares as of December 31, 2019 and March 31, 2020, respectively	(13,876)	(43,170)	(6,097)
Accumulated retained earnings	3,981,661	4,270,710	603,139

Total JinkoSolar Holding Co., Ltd. shareholders' equity	9,303,319	9,647,565	1,362,495

Non-controlling interests	3,137,709	3,143,437	443,938

Total liabilities and shareholders' equity	47,844,718	47,233,999	6,670,714